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                     DOLLAR COST AVERAGING (DCA) ENDORSEMENT

This Endorsement is effective on the Effective Date below. Except where this Endorsement provides otherwise, it is part of, and subject to the other terms and conditions of the Contract to which it is attached. The provisions of the Contract to which this Endorsement is attached are amended as follows:

SPECIFICATIONS

EFFECTIVE DATE: [05/01/2011]

DEFINITIONS

The definition of Investment Options contained in the Contract is replaced by the following:

INVESTMENT OPTIONS   Investment Options means: (a) the Sub-Account(s) of the
                     Variable Account, or (b) a limited-term account which is backed by our General Account. Such account is referred to as a "Dollar Cost Averaging (DCA) Account" or "DCA
                     Account". The term of any such DCA Account will be 12 months or less.

                     The Investment Options available under this Contract at issue are shown on the Specifications Pages.

The following definition is added:

GENERAL ACCOUNT      All assets of the Company other than assets in a Separate
                     Account.

DOLLAR COST AVERAGING ACCOUNT

The following provisions are added to the Contract:

Prior to the Maturity Date or Annuity Commencement Date, if earlier, you may elect to allocate a Net Payment to a Dollar Cost Averaging (DCA) Account that is backed by our General Account. You may choose any DCA Account option listed on the Specifications Pages or any other option that we subsequently offer. The DCA Account will provide for transfers to any of the available Variable Investment Options you have chosen for the duration of the DCA Account you elected. No transfers may be made into your DCA Account.

Unless we are instructed otherwise, any subsequent Net Payment will be allocated among Variable Investment Options according to your DCA transfer instructions. If you elect to have a subsequent Net Payment allocated to a Dollar Cost Averaging Account, a new account will be established for that Net Payment.

Under the DCA program, a pre-determined dollar amount will be transferred on a monthly basis from the DCA Account to the Variable Investment Options you have chosen to receive the transfer. You select the day between the 1st and 28th day of the month, on which each monthly transfer will be made. If the selected day does not fall on a business day, the transfer for that month will be made on the next business day. If you do not select a transfer day, transfers will begin 30 days after the Payment is received. Monthly transfers will continue to be made until all amounts have been transferred from the DCA Account at the end of the DCA Account duration you have selected. When there are multiple accounts within the same DCA Account option, amounts will be transferred on a first-in-first-out basis on the dates established for the oldest existing account.

Transfers from the DCA Account will not count towards the limit on the number of transfers that can be made per Contract Year.


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The DCA Account will accumulate interest at an effective annual rate declared by us and in effect on the date the Net Payment is allocated to the DCA Account.
The declared rate may vary by the duration of the DCA account, by product type, or by class of Owner. The rate is guaranteed for the duration of the DCA Account option elected. The interest credited is based on the length of time the Net Payment is in the DCA Account so that interest credited on any given day will be at a rate that, if compounded daily for one year, would equal the applicable declared rate. The annual effective rate will not be less than 1%.

We may restrict the DCA Account program at any time. If the DCA Account program is restricted, no Net Payments may be allocated to a DCA Account after the date of the restriction. Any amounts previously allocated to a DCA Account prior to restriction of the program will be unaffected by such restrictions and transfers will continue to the Variable Investment Options chosen by you until all amounts in the DCA Account have been transferred.

The value of any DCA Account will be included in the Contract Value provided by your Contract.

The DCA Account will terminate on the earliest of:

    a. the date the Contract terminates; or

    b. the date all amounts are transferred from the DCA Account.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)


[/s/ Emanuel Alves]
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Secretary


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